January 7, 2025

Kip Eardley
President
James Maritime Holdings Inc.
9160 South 300 West, #101
Sandy, UT 84070

       Re: James Maritime Holdings Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed December 17, 2024
           File No. 333-282424
Dear Kip Eardley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 19, 2024 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed December 17, 2024 General

1. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X to include the financial statements for the latest interim period in 2024. Update the associated financial information in applicable sections of the filing (for example, but not limited to, Management's Discussion and Analysis) as appropriate.
2.     Please file a legal opinion as Exhibit 5.1 in accordance with Item
601(b)(5) of
       Regulation S-K. We note your legal opinion filed previously dated October 29,
       2024 addressing the legality of the securities being registered and other required statements.
 January 7, 2025
Page 2
3.     We note that Exhibit 23.1, the consent of your current auditor Bush
       & Associates CPA, references their report date as December 13, 2024. However, it appears, as reflected in your registration statement on page F-3, that your auditor's report is dated June 3, 2024. Please revise accordingly and refile.
4. Please revise your registration statement where appropriate to reflect the current date of any amendment. In this regard, we note that your outside front cover page continues to reference "As filed with the Securities and Exchange Commission on
       October 31, 2024," and your cover page similarly reflects the date of the prospectus as
       "October 31, 2024," whereas this is the second amendment to your Form S-1 and it was filed December 17, 2024. Further, please revise your cover page to update the date of the last reported price of your common stock. We note that your disclosure currently reflects a quotation date as of September 24, 2024. Last, revise your disclosure throughout your registration statement to reflect that your common stock is
       "quoted" rather than "traded" on the OTC Pink.
5.     Please tell us whether you intend to register your common stock under
Section 12(g)
       of the Exchange Act, and if so, when you plan to do so. To the extent you do not intend to register your common stock under Section 12(g) of the Exchange Act, please include a risk factor that informs investors that you will only be required to comply with the limited reporting obligations required by Section 15(d) of the Exchange Act.
       Briefly describe the limited reporting requirements. In this regard, we note that on
       June 20, 2007 you filed a Form 15-12G to terminate the registration of your common stock under Section 12(g) of the Exchange Act. However, the cover page your Form
       10-K for fiscal years ended December 31, 2023 and 2022, respectively, incorrectly reflect that your common stock is currently registered pursuant to
Section 12(g).

       Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Jared Febbroriello